Exhibit 24(b)(4.30)
ING Life Insurance and Annuity Company

FIXED ACCOUNT ENDORSEMENT

The Contract and Certificate, if applicable, are endorsed as follows:

This endorsement applies to Individual Accounts established under an Exchanged Contract. An Exchanged Contract is a Company contract (other than this Contract) that was issued prior to the Contract Effective Date and from which Individual Account values may be transferred to this Contract. The following applies to Individual Account values transferred from the Exchanged Contract. This endorsement does not apply to Individual Account values attributable to Contributions made to this Contract on or after the Contract Effective Date.

This endorsement adds the Fixed Account as a Fixed Interest Option available under the Contract. The Fixed Account is available only under an Exchanged Contract and does not accept Contributions, Exchanges or Transfers.

The following provisions apply if the Fixed Account is available under an Exchanged Contract.

Fixed Account Minimum Guaranteed Interest Rate

[(a) We will add interest daily to amounts held in the Fixed Account at a guaranteed annual rate of no less than [1% - 3%].

(b) For each calendar year, we will also set a one-year minimum guaranteed interest rate which will apply to all amounts held in the Fixed Account during that calendar year. This one-year minimum guaranteed interest rate will never be less than the annual rate described above. It will be established prior to each calendar year and will be made available to the Contract Holder or Participants, as applicable, in advance of the calendar year.

(c)The Company at its discretion, may credit interest during the calendar year at a rate greater than those rates established pursuant to paragraphs (a) and (b) above. We will make available to the Contract Holder or Participants, as applicable, the rate currently being credited to amounts held in the Fixed Account.]

Transfers from the Fixed Account

Each calendar year, [10%] of the amount in the Fixed Account may be transferred to any available Investment Option. The amount available for transfer will be based on the Individual Account value in the Fixed Account as of the date we receive the transfer request in Good Order at our Home Office. We may, on a temporary basis, allow transfer of a larger percentage.

In the Contract Schedule I Section of the Contract, the following Withdrawals from the Fixed Account provision is added to the Section entitled Withdrawal Charge:

Withdrawals from the Fixed Account

For Individual Accounts established under an Exchanged Contract, the time basis for measuring the Withdrawal Charge, if any, will reflect the number of years between the Effective Date of the Individual Account established under the previous Exchanged Contract and the date of the Withdrawal.

Endorsed and made a part of the Contract and Certificate, if applicable, on the effective date of the Contract and Certificate.

/s/ Catherine H. Smith

President

ING Life Insurance and Annuity Company

EMMFA-10